Filed by AdvancePCS
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                     Subject Company: AdvancePCS
                                                   Commission File No. 000-21447


The following was posted on Caremark Rx, Inc.'s and AdvancePCS' websites:

                          Caremark Rx and AdvancePCS
                        Announce Strategic Combination
                     Creating $23 Billion Revenue Company


                     Answers to Frequently Asked Questions


     1.    Why does this transaction make sense?

     A: The combination of Caremark and AdvancePCS joins together two highly complementary organizations in the competitive business of providing pharmaceutical and health improvement services to both the public and private sectors. The combination will create a diversified customer portfolio with a balanced, clinically focused offering that should enable us to deliver exceptional care, service and cost efficiency to our customers and their beneficiaries.

     2.    When will the transaction close?

     A: This transaction has been approved by the Boards of Directors of both companies and is subject to certain conditions including shareholder and regulatory approvals. However, we cannot predict the exact timing for the completion of this transaction.

     3.    What are the terms of the deal and consideration being offered?

     A: Under the terms of the definitive agreement, AdvancePCS shareholders will receive value equivalent to 2.15 shares of Caremark stock for each AdvancePCS share, to be paid in Caremark stock and cash, with 10 percent of the overall consideration in the form of cash. The 10 percent cash component will be based on Caremark's average closing stock price for the five day period prior to transaction closing. The transaction will be tax-free to both companies and their respective shareholders.

     4.    Will there be additional growth opportunities for the combined
           Company?

     A: This combination is expected to create a company with enhanced growth opportunities stemming from a balanced business model, improved financial flexibility and exceptional cash flow.

           For example, Caremark's mail penetration techniques will help to accelerate AdvancePCS's customers' use of home delivery service, and help lower their drug spend. Management also views the transaction as an opportunity to significantly enhance the depth and breadth of the specialty pharmaceutical and disease management programs and services provided to customers.

     5.    Who will comprise the management team of the new Company?

     A: Following the acquisition of AdvancePCS, Mac Crawford will continue to serve as Chairman and Chief Executive Officer of the combined company.

     6.    Will there be any changes to client service levels?

     A: Caremark and AdvancePCS are firmly committed to ensuring that this transaction will not disrupt service levels for our customers and their members. We will continue to operate both companies' claims processing and other major systems simultaneously. We are committed to developing a "best in class" customer service organization, which would mean that our client's dedicated, strong account services leaders and teams will remain intact.

Additional Information And Where To Find It

Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in AdvancePCS' fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

SAFE HARBOR STATEMENT

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for expansion and development. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition involve unexpected costs;
(4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Additional information about Caremark Rx is available on the World Wide Web at http://www.caremark.com. Additional information about AdvancePCS is available on the World Wide Web at http://advancepcs.com.